

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Guy Abramo
Chief Executive Officer
HireRight GIS Group Holdings, LLC
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

> **Re: HireRight GIS Group Holdings, LLC**
> **Registration Statement on Form S-1**
> **Response dated October 18, 2021**
> **File No. 333-260079**

Dear Mr. Abramo:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated October 18, 2021 to Comments on Registration Statement on Form S-1

Prospectus Summary
Recent Developments
Preliminary Estimated Financial Results for the Quarter Ended September 30, 2021, page 12

1. Referencing footnote (b) to the table, please provide a breakdown of the items comprising the adjustment for 'Other items' of $12,380,000 for the nine months ended September 30, 2020.

2.   We reviewed the revisions made in response to comment 1. Reference is made to your disclosure of Adjusted EBTIDA service margin.   Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services